CUSIP NO. 74765K105	13D	Page 1 of 17

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Quantum-Si Incorporated

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

74765K105

(CUSIP Number)

Dennis Ryan

Foresite Capital Management, LLC

900 Larkspur Landing Circle, Suite 150, Larkspur, CA 94939

(415) 877-4887

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 17, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74765K105	13D	Page 2 of 17

1	NAME OF REPORTING PERSON Foresite Capital Fund IV, L.P. (“FCF IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,341,448 shares, except that Foresite Capital Management IV, LLC (“FCM IV”), the general partner of FCF IV, may be deemed to have sole power to vote these shares, and James B. Tananbaum (“Tananbaum”), the managing member of FCM IV, may be deemed to have sole power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
2,341,448 shares, except that FCM IV, the general partner of FCF IV, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM IV, may be deemed to have sole power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,341,448
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	2.0% *
14	TYPE OF REPORTING PERSON	PN

*	This percentage is calculated based upon 119,025,206 shares of Class A Common Stock outstanding of Quantum-Si Incorporated. (the “Issuer”), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on May 10, 2022.

CUSIP NO. 74765K105	13D	Page 3 of 17

1	NAME OF REPORTING PERSON Foresite Capital Management IV, LLC (“FCM IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,341,448 shares, all of which are directly owned by FCF IV. FCM IV, the general partner of FCF IV, may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCM IV, may be deemed to have sole power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
2,341,448 shares, all of which are directly owned by FCF IV. FCM IV, the general partner of FCF IV, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM IV, may be deemed to have sole power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,341,448
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	2.0% *
14	TYPE OF REPORTING PERSON	OO

*	This percentage is calculated based upon 119,025,206 shares of Class A Common Stock outstanding of Quantum-Si Incorporated. (the “Issuer”), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on May 10, 2022.

CUSIP NO. 74765K105	13D	Page 4 of 17

1	NAME OF REPORTING PERSON Foresite Capital Fund V, L.P. (“FCF V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,224,549 shares, except that Foresite Capital Management V, LLC (“FCM V”), the general partner of FCF V, may be deemed to have sole power to vote these shares, and James B. Tananbaum (“Tananbaum”), the managing member of FCM V, may be deemed to have sole power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
1,224,549 shares, except that FCM V, the general partner of FCF V, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM V, may be deemed to have sole power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,224,549
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	1.0%*
14	TYPE OF REPORTING PERSON	PN

*	This percentage is calculated based upon 119,025,206 shares of Class A Common Stock outstanding of Quantum-Si Incorporated. (the “Issuer”), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on May 10, 2022.

CUSIP NO. 74765K105	13D	Page 5 of 17

1	NAME OF REPORTING PERSON Foresite Capital Management V, LLC (“FCM V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,224,549 shares, all of which are directly owned by FCF V. FCM V, the general partner of FCF V, may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCM V, may be deemed to have sole power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
1,224,549 shares, all of which are directly owned by FCF V. FCM V, the general partner of FCF V, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM V, may be deemed to have sole power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,224,549
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	1.0% *
14	TYPE OF REPORTING PERSON	OO

*	This percentage is calculated based upon 119,025,206 shares of Class A Common Stock outstanding of Quantum-Si Incorporated. (the “Issuer”), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on May 10, 2022.

CUSIP NO. 74765K105	13D	Page 6 of 17

1	NAME OF REPORTING PERSON Foresite Capital Opportunity Fund V, L.P. (“FCOF V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
837,808 shares, except that Foresite Capital Opportunity Management V, LLC (“FCOM V”), the general partner of FCOF V, may be deemed to have sole power to vote these shares, and James B. Tananbaum (“Tananbaum”), the managing member of FCOM V, may be deemed to have sole power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
837,808 shares, except that FCOM V, the general partner of FCOF V, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCOM V, may be deemed to have sole power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	837,808
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	0.7% *
14	TYPE OF REPORTING PERSON	PN

*	This percentage is calculated based upon 119,025,206 shares of Class A Common Stock outstanding of Quantum-Si Incorporated. (the “Issuer”), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on May 10, 2022.

CUSIP NO. 74765K105	13D	Page 7 of 17

1	NAME OF REPORTING PERSON Foresite Capital Opportunity Management V, LLC (“FCOM V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
837,808 shares, all of which are directly owned by FCOF V. FCOM V, the general partner of FCOF V, may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCOM V, may be deemed to have sole power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
837,808 shares, all of which are directly owned by FCOF V. FCOM V, the general partner of FCOF V, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCOM V, may be deemed to have sole power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	837,808
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	0.7% *
14	TYPE OF REPORTING PERSON	OO

*	This percentage is calculated based upon 119,025,206 shares of Class A Common Stock outstanding of Quantum-Si Incorporated. (the “Issuer”), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on May 10, 2022.

CUSIP NO. 74765K105	13D	Page 8 of 17

1	NAME OF REPORTING PERSON James B. Tananbaum (“Tananbaum”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,424,317 shares, of which 2,341,448 shares are directly owned by Foresite Capital Fund IV, L.P. (“FCF IV”), 1,224,549 shares are directly owned by Foresite Capital Fund V, L.P. (“FCF V”), 837,808 shares are directly owned by Foresite Capital Opportunity Fund V, L.P. (“FCOF V”) and 20,512 shares are directly owned by Tananbaum. Tananbaum is the managing member of each of Foresite Capital Management IV, LLC (“FCM IV”), which is the general partner of FCF IV; Foresite Capital Opportunity Management V, LLC (“FCM V”), which is the general partner of FCF V; and Foresite Capital Opportunity Management V, LLC (“FCOM V”), which is the general partner of FCOF V. Tananbaum may be deemed to have sole power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
4,424,317 shares, of which 2,341,448 shares are directly owned by FCF IV, 1,224,549 shares are directly owned by FCF V, 837,808 shares are directly owned by FCOF V and 20,512 shares are directly owned by Tananbaum. Tananbaum is the managing member of each of FCM IV, which is the general partner of FCF IV; FCM V, which is the general partner of FCF V; and FCOM V, which is the general partner of FCOF V. Tananbaum may be deemed to have sole power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,424,317
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	3.7% *
14	TYPE OF REPORTING PERSON	IN

*	This percentage is calculated based upon 119,025,206 shares of Class A Common Stock outstanding of Quantum-Si Incorporated. (the “Issuer”), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on May 10, 2022.

CUSIP NO. 74765K105	13D	Page 9 of 17

Statement on Schedule 13D

This Amendment No. 1 (“Amendment No. 1”) amends and restates the Statement on Schedule 13D initially filed on June 21, 2021 (the “Original Schedule 13D”). This Amendment No. 1 relates to the beneficial ownership of Class A Common Stock of Quantum-Si Incorporated, a corporation organized under the laws of the state of Delaware (“Issuer”). This Amendment No. 1 is being filed by Foresite Capital Fund IV, L.P. (“FCF IV”), Foresite Capital Management IV, LLC (“FCM IV”), Foresite Capital Fund V, L.P. (“FCF V”), Foresite Capital Management V, LLC (“FCM V”), Foresite Capital Opportunity Fund V, L.P. (“FCOF V”), Foresite Capital Opportunity Management V, LLC (“FCOM V”), James B. Tananbaum (“Tananbaum” and together with FCF IV, FCM IV, FCF V, FCM V, FCOF V and FCOM V, the “Reporting Persons”). This Amendment No. 1 is being filed to reflect the disposition of Class A Common Stock by FCF IV, FCF V and FCOF V.

ITEM 1.	SECURITY AND ISSUER.

(a)       The class of equity securities to which this statement relates is the Class A Common Stock of the Issuer.

(b)       The Issuer’s principal executive offices are located at 530 Old Whitfield Street, Guilford, Connecticut 06437.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)       The persons and entities filing this Schedule 13D are FCF IV, FCM IV, FCF V, FCM V, FCOF V, FCOM V and Tananbaum. FCM IV, the general partner of FCF IV, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by FCF IV. FCM V, the general partner of FCF V, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by FCF V. FCOM V, the general partner of FCOF V, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by FCOF V. Tananbaum, the managing member of each of FCM IV, FCM V and FCOM V, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by FCF IV, FCF V and FCOF V.

(b)       The address of the principal place of business for each of the Reporting Persons is c/o Foresite Capital Management, LLC, 900 Larkspur Landing Circle, Suite 150, Larkspur, CA 94939.

(c)       The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of each of FCF IV, FCF V and FCOF V is to make investments in private and public companies. The principal business of FCM IV is to serve as the general partner of FCF IV, the principal business of FCM V is to serve as the general partner of FCF V and the principal business of FCOM V is to serve as the general partner of FCOF V. Tananbaum is the managing member of each of FCM IV, FCM V and FCOM V. On May 10, 2022, Tananbaum resigned as a member of the board of directors of the Issuer.

(d)       During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of FCF IV, FCF V and FCOF V is a Delaware limited partnership. Each of FCM IV, FCM V and FCOM V is a Delaware limited liability company. Tananbaum is a U.S. citizen.

CUSIP NO. 74765K105	13D	Page 10 of 17

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Direct Purchase of Quantum-Si Series E Preferred Stock

On February 21, 2020, FCF IV entered into a Series E Preferred Stock Purchase Agreement with Quantum-SI Incorporated (the “Target”) and certain other stockholders, pursuant to which FCF IV purchased 1,865,672 shares of Series E Preferred Stock from the Target for $5.36 per share, or $10,000,001.92 in the aggregate.

On December 29, 2020, FCF IV purchased 3,731,343 shares of Series E Preferred Stock from the Target pursuant to a subsequent closing of such Series E Preferred Stock Purchase Agreement for $5.36 per share, or $19,999,998.48 in the aggregate.

On December 29, 2020, FCF V purchased 932,836 shares of Series E Preferred Stock from the Target pursuant to a subsequent closing of such Series E Preferred Stock Purchase Agreement for $5.36 per share, or $5,000,000.96 in the aggregate.

Business Combination Agreement

On February 18, 2021, HighCape Capital Acquisition Corp. (“HighCape”), entered into a business combination agreement, by and among HighCape, Tenet Merger Sub, Inc., a wholly owned subsidiary of HighCape (“Merger Sub”), and the Target (the “Business Combination Agreement”) pursuant to which Merger Sub would merge with and into the Target (the "Merger"), with the Target surviving as a wholly-owned subsidiary of HighCape (which changed its name to "Quantum-Si Incorporated" and is the Issuer). The business combination was unanimously approved by HighCape’s board of directors on February 18, 2021. On June 9, 2021, the Business Combination Agreement was approved by HighCape’s stockholders.

Merger

On June 10, 2021, the transactions contemplated by the Business Combination Agreement were consummated (such completion, the “Closing”). In connection with the Closing, FCF IV received 4,463,619 shares of the Issuer’s Class A Common Stock in exchange for 5,597,015 shares of the Target’s Series E Preferred Stock and FCF V received 743,936 shares of the Issuer’s Class A Common Stock in exchange for 932,836 shares of the Target’s Series E Preferred Stock.

Direct Purchase of Class A Common Stock

On June 10, 2021, each of FCF V and FCOF V entered into a Subscription Agreement with the Issuer, pursuant to which FCF V and FCOF V each purchased 1,250,000 shares of Class A Common Stock from the Issuer, at a price of $10.00 per share, or $12,500,000 in the aggregate, immediately prior to the Closing.

On June 10, 2021, FCF V and FCOF V each purchased 348,125 shares of Class A Common Stock from the Issuer, at a price of $0.001 per share, or $348.125 in the aggregate, immediately prior to the Closing.

Issuance of Restricted Stock Units to Director

On June 11, 2021, Tananbaum was granted 20,512 shares of Restricted Stock Unit (the “RSU”) from the Issuer. Each RSU represents the right to receive one share of Class A Common Stock upon vesting. The RSUs vest in equal annual installments over three years beginning on June 11, 2022, subject to Tananbaum's continued service through the applicable vesting date.

CUSIP NO. 74765K105	13D	Page 11 of 17

June 2022 Share Sales

On June 16, 2022, FCF IV sold 477,000 shares of Class A Common Stock at a weighted average net price of $2.9672 per share, or $1,415,369.25 in the aggregate, in open market sales. FCF IV undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On June 17, 2022, FCF IV sold 583,000 shares of Class A Common Stock at a weighted average net price of $2.9656 per share, or $1,728,962.97 in the aggregate, in open market sales. FCF IV undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On June 21, 2022, FCF IV sold 53,000 shares of Class A Common Stock at a weighted average net price of $2.8087 per share, or $148,862.94 in the aggregate, in open market sales. FCF IV undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On June 22, 2022, FCF IV sold 30,275 shares of Class A Common Stock at a weighted average net price of $2.9620 per share, or $89,675.49 in the aggregate, in open market sales. FCF IV undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On June 23, 2022, FCF IV sold 332,028 shares of Class A Common Stock at a weighted average net price of $2.9674 per share, or $985,270.22 in the aggregate, in open market sales. FCF IV undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On June 24, 2022, FCF IV sold 646,868 shares of Class A Common Stock at a weighted average net price of $2.9926 per share, or $1,935,836.93 in the aggregate, in open market sales. FCF IV undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On June 16, 2022, FCF V sold 252,000 shares of Class A Common Stock at a weighted average net price of $2.9672 per share, or $747,742.24 in the aggregate, in open market sales. FCF V undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On June 17, 2022, FCF V sold 308,000 shares of Class A Common Stock at a weighted average net price of $2.9656 per share, or $913,414.40 in the aggregate, in open market sales. FCF V undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On June 21, 2022, FCF V sold 28,000 shares of Class A Common Stock at a weighted average net price of $2.8087 per share, or $78,644.57 in the aggregate, in open market sales. FCF V undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On June 22, 2022, FCF V sold 16,500 shares of Class A Common Stock at a weighted average net price of $2.9620 per share, or $48,873.51 in the aggregate, in open market sales. FCF V undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

CUSIP NO. 74765K105	13D	Page 12 of 17

On June 23, 2022, FCF V sold 167,397 shares of Class A Common Stock at a weighted average net price of $2.9674 per share, or $496,739.07 in the aggregate, in open market sales. FCF V undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On June 24, 2022, FCF V sold 345,615 shares of Class A Common Stock at a weighted average net price of $2.9926 per share, or $1,034,298.00 in the aggregate, in open market sales. FCF V undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On June 16, 2022, FCOF V sold 171,000 shares of Class A Common Stock at a weighted average net price of $2.9672 per share, or $507,396.52 in the aggregate, in open market sales. FCOF V undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On June 17, 2022, FCOF V sold 209,000 shares of Class A Common Stock at a weighted average net price of $2.9656 per share, or $619,816.91 in the aggregate, in open market sales. FCF IV undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On June 21, 2022, FCOF V sold 19,000 shares of Class A Common Stock at a weighted average net price of $2.8087 per share, or $53,365.96 in the aggregate, in open market sales. FCOF V undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On June 22, 2022, FCOF V sold 11,280 shares of Class A Common Stock at a weighted average net price of $2.9620 per share, or $33,411.71 in the aggregate, in open market sales. FCOF V undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On June 23, 2022, FCOF V sold 114,225 shares of Class A Common Stock at a weighted average net price of $2.9674 per share, or $338,954.82 in the aggregate, in open market sales. FCOF V undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On June 24, 2022, FCOF V sold 235,812 shares of Class A Common Stock at a weighted average net price of $2.9926 per share, or $705,698.19 in the aggregate, in open market sales. FCOF V undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

Source of Funds

The source of the funds for all purchases and acquisitions by FCF IV, FCF V and FCOF V was from working capital.

No part of the purchase price was borrowed by FCF IV, FCF V or FCOF V for the purpose of acquiring any securities discussed in this Item 3.

CUSIP NO. 74765K105	13D	Page 13 of 17

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Class A Common Stock and/or retain and/or sell all or a portion of the Class A Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Class A Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Class A Common Stock; general market and economic conditions; ongoing evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b)    Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 119,025,206 shares of Class A Common Stock outstanding as of May 4, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2022 (File No. 001-39486) (the “10-Q”) filed on May 10, 2022.

(c)       Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the securities of the Issuer during the past 60 days.

(d)       Under certain circumstances set forth in the limited partnership agreement of each of FCF IV, FCF V and FCOF V and the limited liability company agreement of each of FCM IV, FCM V and FCOM V the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.

(e)       The Reporting Persons ceased to be beneficial owners of more than five percent of the Issuer’s securities as of June 17, 2022.

CUSIP NO. 74765K105	13D	Page 14 of 17

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In connection with the Closing, the Issuer, Tananbaum and certain other investors entered into an Amended and Restated Registration Rights Agreement dated June 10, 2021 (the “Rights Agreement”). The Rights Agreement grants to Tananbaum and certain other parties thereto certain rights including demand registration rights, piggyback registration rights and Form S-3 registration rights. Such registration rights will expire upon the earlier of: (i) ten (10) years after the date of the Rights Agreement or (ii) the date as of which (A) all of the Registrable Securities (as defined in the Rights Agreement) have been sold pursuant to a Registration Statement (as defined in the Rights Agreement) or (B) the Holders (as defined in the Rights Agreement)of all Registrable Securities are permitted to sell the Registrable Securities without registration pursuant to Rule 144 promulgated under the Securities Act (but with no volume or manner of sale restrictions or limitations). The rights set forth in the Rights Agreement are more fully described in the Issuer’s Current Report on Form 8-K filed on June 15, 2021 (File No. 001-39486) (the “8-K”) filed on June 15, 2021 and incorporated herein by reference.

Tananbaum and certain other investors also agreed not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or distribute any shares of Class A Common Stock held by any of them, subject to limited exceptions, during the period ending on the earlier of (a) 180 days after the Closing, subject to certain customary exceptions, and (b) subsequent to the Closing, (x) if the last reported sale price of the Company’s Class A Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30 consecutive trading days after the Closing or (y) the date on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Company’s public stockholders having the right to exchange their shares of the Company’s Common Stock for cash, securities or other property (the “Lock-up Period”).

In connection with the Closing, Tananbaum and certain other investors entered into lock-up agreements (the “Lock-Up Agreements”) with the Issuer, which provide that such holders will not transfer any of the Company’s Class A Common Stock issued to such holders in the Merger, subject to certain exceptions, for the Lock-up Period. The terms of the Lock-Up Agreements are more fully described in the 8-K and incorporated herein by reference.

Tananbaum, in his capacity as a director of the Issuer, entered into an Indemnification Agreement with the Issuer, as more fully described in the 8-K and incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing.
EXHIBIT B	Amended and Restated Registration Rights Agreement, filed on June 15, 2021 as Exhibit 10.17 to the Issuer’s Current Report on Form 8-K (File No. 001-39486), and incorporated herein by reference.
EXHIBIT C	Form of Lock-Up Agreement, filed on June 15, 2021 as Exhibit 10.18 to the Issuer’s Current Report on Form 8-K (File No. 001-39486), and incorporated herein by reference.
EXHIBIT D	Form of Indemnification Agreement, filed on June 15, 2021 as Exhibit 10.16 to the Issuer’s Current Report on Form 8-K (File No. 001-39486), and incorporated herein by reference.

CUSIP NO. 74765K105	13D	Page 15 of 17

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 28, 2022

FORESITE CAPITAL FUND IV, L.P.

By:	Foresite Capital Management IV, LLC
Its:	General Partner

By:	/s/ James B. Tananbaum
James B. Tananbaum Managing Member

FORESITE CAPITAL MANAGEMENT IV, LLC

By:	/s/ James B. Tananbaum
James B. Tananbaum Managing Member

FORESITE CAPITAL FUND V, L.P.

By:	Foresite Capital Management V, LLC
Its:	General Partner

By:	/s/ James B. Tananbaum
James B. Tananbaum Managing Member

FORESITE CAPITAL MANAGEMENT V, LLC

By:	/s/ James B. Tananbaum
James B. Tananbaum Managing Member

FORESITE CAPITAL OPPORTUNITY FUND V, L.P.

By:	Foresite Capital Opportunity Management V, LLC
Its:	General Partner

By:	/s/ James B. Tananbaum
James B. Tananbaum Managing Member

FORESITE CAPITAL OPPORTUNITY MANAGEMENT V, LLC

By:	/s/ James B. Tananbaum
James B. Tananbaum Managing Member

JAMES B. TANANBAUM

/s/ James B. Tananbaum

CUSIP NO. 74765K105	13D	Page 16 of 17

EXHIBIT INDEX

Exhibit	Description

A	Agreement of Joint Filing
B	Amended and Restated Registration Rights Agreement, filed on June 15, 2021 as Exhibit 10.17 to the Issuer’s Form 8-K (File No. 001-39486), and incorporated herein by reference.
C	Form of Lock-Up Agreement, filed on June 15, 2021 as Exhibit 10.18 to the Issuer’s Form 8-K (File No. 001-39486), and incorporated herein by reference.
D	Form of Indemnification Agreement, filed on June 15, 2021 as Exhibit 10.16 to the Issuer’s Form 8-K (File No. 001-39486), and incorporated herein by reference.

CUSIP NO. 74765K105	13D	Page 17 of 17

exhibit A

Agreement of Joint Filing

The Reporting Persons agree that a single Schedule 13D (or any amendment thereto) relating to the Class A Common Stock of Quantum-Si Incorporated shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies